

March 9, 2015

Via E-mail
Harry J. Fleming
President
Nobilis Health Corp.
4120 Southwest Freeway, Suite 150
Houston, Texas 77027

> **Re: Nobilis Health Corp.**
> **Amendment No. 4 to Registration Statement on Form 10-12G**
> **Filed February 25, 2015**
> **File No. 000-55274**

Dear Mr. Fleming:

We have reviewed amendment no. 4 to your registration statement and have the following comments.

Please respond to this letter by providing the requested information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments.

Financial Statements for the Years Ended December 31, 2013 and 2012
Notes to the Consolidated Financial Statements
5. Trade Accounts Receivable, page 70

1. Please refer to your revised disclosures on pages 30, 35 and 39 in MD&A in response to prior comment 1. Based on your revised disclosures regarding the increase in revenue cycle management expenses, you appear to have recorded as an expense the full amount of receivables transferred. If our understanding is correct, tell us where you record the advancement payment. Tell us the journal entry your record for transferring the accounts receivable and receipt of advancement payment. To the extent that the advancement payment is netted against the expense of transferring the accounts receivable, please confirm that you will revise your disclosure to clarify this in future periodic reports beginning with your December 31, 2014 Form 10-K.

Financial Statements for the Quarterly Period Ended September 30, 2014
Notes to the Consolidated Financial Statements
2. Acquisitions and Business Combinations, page 100

2. We acknowledge your response to prior comment 6. You disclose that the company fully consolidated the new entity as a business combination in accordance with ASC 805, which resulted in the recognition of goodwill. Since ASC 805 applies to acquisitions of businesses, please tell us how your accounting complies with GAAP. In this regard, refer to your assertion on page 101 of your Form 10/A filed on January 29. 2015 that the assets and liabilities contributed by the third party did not constitute a business, as those certain assets and liabilities were not accompanied by the economic resources and business processes necessary to generate a measurable output.

You may contact Keira Nakada at (202) 551-3659 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jim B. Rosenberg for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
       William Mcdonald, Esq.
       Macdonald Tuskey